February 08, 2006

Jay Hilden

DeLand, Florida 32724

Michael Rouse
Chairman & CEO
Turbine Truck Engines, Inc.
1301 E. International Speedway Blvd.
DeLand, Florida 32724

Dear Mike,

It is with deep regret that at this time I must offer my resignation as President & COO of Turbine Truck Engines, Inc. I am going through some personal issues that require my direct attention. I wish I didn't have to leave the company at this time of great importance. It has been great working with you and I hope that I will someday have the opportunity to work with you and the company again.

Sincerely

Jay Hilden